SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

EXTREME NETWORKS, INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

30226D106

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Bob L. Corey

Acting President and Chief Executive Officer

Extreme Networks, Inc.

3585 Monroe Street

Santa Clara, California 95051

(408) 579-2800

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Howard Clowes, Esq.

Edward Batts, Esq.

W. Michael Hutchings, Esq.

DLA Piper US LLP

2000 University Avenue

East Palo Alto, California 94303

(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing fee*
N/A	N/A

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On February 2, 2010, Diane Honda, Vice President, General Counsel and Secretary of Extreme Networks, Inc. (the “Company”), addressed employees at the Company’s employee meeting regarding the one-time option exchange program approved by the Company’s stockholders at its Annual Meeting of Stockholders held on December 23, 2009. The slide used at the meeting is attached as Exhibit 99.1 and is incorporated herein by reference. The slide does not constitute an offer to holders of eligible options to exchange such options.

The exchange program has not yet commenced. Upon commencement of the exchange program, Extreme Networks will provide employees who are eligible to participate with written materials explaining the precise terms and timing of the exchange program. Extreme Networks will also file these written materials with the SEC as part of a tender offer statement on Schedule TO. EMPLOYEES WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE PROGRAM ARE URGED TO READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE PROGRAM. Extreme Networks’ employees will be able to obtain the written materials described above and other documents filed by Extreme Networks with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, Extreme Networks’ employees may obtain free copies of documents filed by Extreme Networks with the SEC by directing a request to Vice President, General Counsel and Secretary, Extreme Networks, 3585 Monroe Street, Santa Clara, CA 95051, or telephoning at (408) 579-2800 between the hours of 9:00 a.m. and 5:00 p.m., Pacific Standard Time.

ITEM 12. EXHIBITS

Exhibit No.	Description	Filed Herewith	Incorporated by Reference
			Form	Exhibit No.	File No.	Filing Date
99.1	Slide presented at employee meeting held on February 2, 2010 re: the one-time option exchange program	X